

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

MAIL STOP 3720

December 24, 2008

Mr. Henrik Scheinemann
Chairman
Invitel Holdings A/S
Puskas Tivadar
u.8—10 u.8—10
H-2040 Budaors,
Hungary

Re: **Invitel Holdings A/S**
Registration Statement on Form F-4
Filed on November 28, 2008
File no. 333-155788

Dear Mr. Scheinemann:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Glossary of Business Terms, ii

1. Please revise to reduce to the greatest extent possible the size of your glossary, explaining highly technical terms whose meaning is not readily apparent the first time you use them within the context of your disclosure, consistent with the principles of plain English. Likewise, please move this section such that it appears after your prospectus summary. Refer to Item 501 of Regulation S-K.

Cautionary Statement Concerning Forward-Looking Statements, page v

2. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which includes Invitel's registration of securities on this Form F-4. See Section 27A of the Securities Act of 1933. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

Questions and Answers about the Reorganization, page 1

What are the benefits to the company of completing the reorganization, page 3

3. Please elaborate and clarify your disclosure that you believe that reorganization will allow HTCC to take advantage of "[e]nhancement of the company's structuring flexibility with respect to a potential sale of the company or asset dispositions."

4. We note that you believe that reorganization will allow "the group", including HTCC, to take advantage of "[s]implification and rationalization of the group's tax position and increased efficiency." Please elaborate on and specify what these benefits consist of for each member of the group, including but not limited to HTCC, TDC and any TDC subsidiaries or affiliates. For example, state whether HTCC, as a Danish Company, will pay less Danish corporate taxes than the company currently pays in U.S. corporate taxes.

When do you expect to complete the reorganization?, page 5

5. To the extent practicable, please revise to indicate when you intend to hold the special meeting of stockholders.

Are HTTC Delaware stockholders entitled to appraisal rights?, page 5

6. Please revise to eliminate any redundancy between your "Q&A" and Summary sections. We note, for example, similar disclosure on page 13 regarding the absence of appraisal rights.

Prospectus Summary, page 7

7. Please revise to include disclosure here, and within the body of your prospectus,
    to disclose and discuss those matters in which the interests of the majority
    shareholder may differ from those of the minority shareholders. We note risk
    factor disclosure on this point at page 36.

8. Please revise, as applicable, to disclose the merger's effect on any stock and
    option plans and severance and employment agreements as they relate to your
    officers and directors.

Certain United States Federal Income Tax Consequences to Stockholders, page 12

9. Where you discuss the tax aspects of the transaction please revise to clearly state,
    as applicable, that you have an opinion of counsel that the transaction will be tax
    free to shareholders and state that you filed this opinion as an exhibit to the
    registration statement/proxy.

Recommendation of the Board of Directors, page 14

10. Please revise here, and in the body of your prospectus at page 127, paragraph 3, to
    fully disclose and discuss the factors, both positive and negative, considered by
    the board in determining the advisability of the merger, such that they recommend
    HTTC shareholders vote in its favor.

Risk Factors, page 18

11. To the extent that the general risk factor disclosure you have included on pages
    37, 38 is duplicative or disclosure you have included elsewhere in this section,
    please revise to delete the repetition. To the extent that you believe disclosure
    included here is material, and not otherwise repeated, please revise to include
    separate comprehensive risk factor disclosure. We note, for example, "Our
    dependence on cash flow from our subsidiaries and certain restrictions on their
    ability to pay dividends by the parent company," is not otherwise discussed under
    Risk Factors.

12. Please review your risk factor headings to ensure they reflect the risk you describe
    in the text. Many of your risk factor headings convey a statement of fact
    regarding your business, but do not convey the risk described in the body of the
    risk factor. For example, we note the heading, "We are subject to increased
    competition due to the liberalization of the telecommunications sector and other
    market factors," on page 23, and, "The results of our operations and our financial
    condition could be affected by economic and political developments in Hungary
    and internationally," on page 24. Please review and revise your headings to

succinctly state the risks to you or your investors that will result from the facts or circumstances you discuss.

13. Instead of using generic phrases such as "material and adverse effect" to describe the risks' effects, as you do, for example, in "Our failure to increase revenue in the Mass Market Internet market may adversely affect our business, results of operations and financial condition," on page 22, please use more concrete and descriptive language to explain how each risk could affect the company, its business, or investors. For example, instead of saying that your "financial condition and results of operations could be materially and adversely affected" if a risk occurs, replace this language with specific disclosure of the possible impact upon your operating results, business, liquidity, cash flow, financial condition, share price, etc.

We may not benefit from the reorganization., page 19

14. Please revise to briefly describe the anticipated benefits associated with the proposed reorganization, as well as to describe with, specificity, the "many factors" that could affect the outcome of the reorganization.

Invitel Denmark will be a "foreign private issuer . . .", page 20

15. Please consider relocating the information contained under this caption elsewhere in the registration statement. We do not believe it to be appropriate to characterize the Federal securities laws as they apply to foreign private issuers as creating a risk to investors.

We have experienced substantial net losses and may need additional liquidity in the foreseeable future., page 21

16. Please revise paragraph one to quantify the substantial net losses you have experienced during the nine months ended September 30, 2008.

The results of our operations and our financial condition could be affected by economic and political developments in Hungary and internationally., page 24

17. Please revise, as appropriate, to state whether developments associated with the deterioration of both global and regional economies have in fact had a material effect on your business, operating results and financial condition. In this respect, please specify the tax increases introduced as part of Hungary's austerity measures and any known affect on a reduction in the demand for your services.

Our operations require substantial capital expenditures., page 26

18. Please revise to quantify the historical percentage of cash expended to maintain, upgrade and enhance your network facilities and operations.

A significant amount of revenue from our wholesale segment is expected to be earned from a single customer., page 26

19. Please revise to indicate, to the extent estimable, the percentage of your wholesale business likely attributable to the Vodofone agreement.

We cannot assure you that any of these strategies could be effected on favorable terms or at all., page 31

20. Please revise to clarify the reference to "these strategies," as the reference is currently somewhat ambiguous.

We are subject to risks resulting from fluctuations in interest rates., page 32

21. Please revise the risk factor heading to specify what risks you will be subject to as a result of fluctuating interest rates.

We have a majority shareholder whose interests may be different from the minority shareholders with respect to some matters, page 36

22. Please state any known TDC interests, in the current transaction or otherwise, which may be different from the minority shareholders.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 86

Overview, page 86

23. We note that you have suffered increasing net losses since 2007, yet there is no discussion in your overview or result of operations that discusses your history of net losses. In this regard we note your acquisition costs and related increases in interest expense, and that you intend on continuing to pursue growth by acquisitions, as indicated in the final paragraph of your overview on page 87. Revise here and in your results of operations to discuss the reasons behind your increasing net losses, whether you expect them to decrease in the future, and if so, why.

The Reorganization, page 126

Credit Facilities, page 131

24. Please update the penultimate paragraph, as appropriate, to reflect the status of the discussions regarding your senior credit facilities and bridge loan agreements.

Certain Income Tax Consequences of the Reorganization, page 133

25. Please revise your heading to clarify that your discussion here constitutes a discussion of all material Federal income tax consequences of the reorganization. Please similarly revise the heading found on the top of page 12 in your Summary section.

26. It is unclear whether the tax discussion section is counsel's opinion. If it is, and you intend to file a short-form opinion as an exhibit to the registration statement, please take into consideration the following guidelines on the filing of short-form tax opinions:

   • Counsel must present its full opinion in this section of the document.

   • In the tax discussion section of the prospectus, you must identify counsel who has rendered the opinion and clearly state that the discussion is the named counsel's opinion. There should be no references to the discussion being a general discussion or of general applicability.

   • Clearly identify upon what counsel is opining. In this regard, counsel must opine on *each* material tax consequence.

   • Counsel must file short-form opinions as exhibits to the registration statement. In the short-form opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth in that section of the document. Counsel also must consent to being named in the tax discussion section and the legal matters section. Furthermore, if the opinion states that counsel has no obligation to update its opinion, then clarify that the opinion speaks through the date of effectiveness of the registration statement. Counsel can do this through disclosure or by filing another opinion dated the date of effectiveness.

   Alternatively, advise us whether you intend to obtain and file a long-form tax opinion.

Financial Statements

Hungarian Telephone and Cable Corp
Statements of Operations, page F-6

27. It appears that your presentation of cost of sales excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue. If this is true, the statement of operations inappropriately presents a measure of gross margin that excludes depreciation. Please describe for us the nature and amount of each significant component of depreciation and amortization expense. Tell us how you considered the guidance in SAB Topic 11:B.

Memorex Telex Communications, page F-88
Financial Statements

28. Disclose why you have presented financial statements for the nine months ended December 31, 2007, instead of including audited financial statements for the fiscal year. Tell us how you applied the guidance in Rule 3-05 of Regulation S-X in determining the appropriate periods to include in the registration statement.

Pro forma Financial Statements, page F-121

29. Please revise the introductory paragraph to the pro forma information at page F-121 to clarify that the pro forma presentation also reflects the acquisition of Matel Holdings, "the Invitel Acquisition", and Tele2 Hungary as disclosed in the notes to the pro forma at page F-128.

F-125 (2) Purchase Price Allocation

30. Disclose why the purchase price allocation is preliminary and describe any information needed to finalize the allocation. Identify any significant liabilities and tangible and intangible assets likely to be recognized and describe any uncertainties regarding the effects of amortization periods assigned to assets. Disclose whether you expect the final allocation to be materially different. If materially different results might occur, include additional pro forma presentations that give effect to the range of possible results.

31. Disclose the nature of the $93,286 of intangible assets recorded in the preliminary purchase price allocation. Also disclose the amortization periods you used for each significant intangible asset.

(3) Pro Forma Adjustments, page F-125
Balance Sheet

32. Revise the pro forma balance sheet to present each adjustment in a self-balancing format on the face of statement or in the notes to the pro forma information.

33. Please refer to pro forma adjustment (c)   We note that you allocated $93,286 of the purchase price to intangible assets in note 2 to the pro forma at page F-125. This amount does not appear to reconcile to the pro forma balance sheet at page F-122, which shows a pro forma adjustment of $26,044 added to $43,032 of intangibles in the pro forma column for Memorex.

34. Please disclose why pro forma adjustment (f) for the accrual of expected severance costs is reflected as a reduction of liabilities on the pro forma balance sheet.

Statements of operations, page F-123

35. Refer to pro forma adjustment (k). Please disclose why the elimination of the escrow receivable impacts the pro forma income statement.

36. Refer to pro forma adjustment (l). Please revise the disclosure of the adjustment to interest expense to show how it reconciles to the adjustment of $10,444 on the statement of operations.

37. Disclose the information you used to determine the "assumed" interest rates for each of the items discussed at page F-127.   If the actual interest rates may be different, disclose the impact of a 1/8 percent variance in the rates.

38. Disclose the amounts of hedging costs included in the adjustment of interest expense at page F-127 and explain how you estimated these amounts.

Reconciliation of pro forma income statement of HTCC, Page F-128

39. Disclose the reasons for the reclassification of expenses between costs of sales and selling, general and administrative expenses in note b) at page F-128 and note c) at page F-129.

40. In note (g) at page F-131, please disclose why believe the annualization of the operating results of Memorex is representative of its historical operating results for a 12 month period. Tell us how this presentation complies with the guidance for pro forma presentations in Article 11 of Regulation S-X. Disclose why you

have not presented audited results of operations of Memorex for the year ended December 31, 2007.

41. Revise the disclosure of pro forma adjustment (k) at page F-126 to explain how you calculated the adjustments to inter-company revenues and costs of sales to ensure that the adjustment is consistent with the presentation of annualized results of Memorex.

Reconciliation of pro forma balance sheet of Memorex, page F-130

42. Disclose the exchange rates you used to translate the balance sheet and income statements of Memorex to US Dollars and how determined the appropriate rates.

43. Revise the disclosure of adjustment (a) at page F-131 to explain in more detail the basis for reversing the impairment charge under US GAAP.

Other Financial Statements

44. We note the disclosure of the acquisition of Matel Holdings, "the Invitel Acquisition", on April 27, 2007 in Note 2 to the financial statements of Hungarian Telephone and Cable Corp at page F-23. It appears that this transaction meets the definition of a significant business acquisition at a level in excess of 100% based on the purchase price. Tell us how you evaluated the guidance in Rule 3-05(b) (4) of Regulation S-X to continue to include audited results of operations of Invitel for periods prior to the purchase date in your filings.

Part II, Information Not Required in Prospectus

Item 21., Exhibits

45. Please file all remaining exhibits as soon as possible. Upon review, we may have further comments. If you are not prepared to file the legal and tax opinions with your next amendment, please provide drafts of the opinions for us to review.

Signatures

46. Please revise to include the signature of your authorized representative in the United States. Please refer to Instruction 1 to Signatures, Form F-4.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360, or Terry French, Accounting Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me, at (202) 551-3810, with any other questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Michael Wolfson, Esq.
       via facsimile, 44 20 7275 6502